Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

December 5, 2016

VIA EDGAR

Mr. Coy Garrison

Special Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Storage Trust IV, Inc.

Registration Statement on Form S-11

Filed July 22, 2016

Your File No.: 333-212639

Dear Mr. Garrison:

On behalf of our client, Strategic Storage Trust IV, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on July 22, 2016 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to Paula Mathews of the Company dated November 1, 2016 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.

General

Why are you offering three classes of your common stock, and what are the similarities and differences between the classes?, page 3

1.    We note your response to comment 5 and acknowledge your disclosure on page 5 regarding the total potential commissions and fees that an early investor in Class T shares may pay. However, we continue to believe that the distinction between the 10% FINRA limitation on underwriting compensation in the aggregate and the lack of such a limitation on an individual investor basis is relevant information. Please revise to clarify that an early purchaser of Class T shares, through the payment of the front end selling commissions and dealer manager fees, and ongoing stockholder servicing fee, may pay more than 10% of their purchase price in underwriting compensation. Alternatively, please include disclosure clarifying that there is no limitation on underwriting compensation on an individual investor basis.

RESPONSE: In response to this comment, we have revised page 5 of our prospectus to include a disclosure that early purchasers of Class T shares may pay more than 10% of their purchase price in total underwriting compensation. We respectfully request that you clear this comment.

2.    We note your response to comment 6 indicating that the requested information cannot be predicted with reasonable accuracy at this time and would be potentially misleading to investors.

Mr. Coy Garrison

December 5, 2016

However, we note that you disclose on page 172 an estimated maximum amount of dealer manager servicing fees to be payable on Class W shares and explain the assumptions on which you relied upon to calculate the estimate in footnote 4. Please revise to state how long a holder of a Class W share should expect to pay the dealer manager servicing fee and the aggregate amount that a Class W stockholder should expect to pay before the cessation of payment of the fee, and include an explanation of any assumptions relied upon in calculating the estimated amount.

RESPONSE: In response to this comment, we have revised the disclosures on pages 5 and 6 of our prospectus to explain the amount we expect a holder of Class W shares to pay in dealer manager servicing fees and the assumptions used in such estimation. We respectfully request that you clear this comment.

3.    We note that your response to comment 6 references a five year outside time limit applicable to the stockholder servicing fee associated with the Class T shares, yet we cannot locate disclosure referencing such a limitation in the filing. Please explain to us how the five year outside time limit is calculated and revise your disclosure, if necessary, to explain the time limit.

RESPONSE: Our response to the prior comment 6 incorrectly referred to a five year outside limit when it should have referred to the four year outside time limit applicable to the stockholder servicing fee associated with the Class T shares. This four year outside limit is disclosed throughout the prospectus, with the first occurrence in the section, “Questions and Answers About This Offering – Why are you offering three classes of your common stock, and what are the similarities and differences between the classes?” We respectfully request that you clear this comment.

Prospectus Summary

Share Redemption Program, page 22

4.    It appears that even with the discounts applied to the redemption price, redeeming investors could receive more than the proceeds received by the company, after taking into account organizational and offering expenses and assuming the maximum offering amount is not achieved, as a result of the investment. If accurate, please include a risk factor regarding the likelihood that redemptions will dilute remaining shareholders.

RESPONSE: It is not possible for the Company to determine whether redemptions will dilute remaining stockholders at this time. Whether or not redemptions will result in a dilution of remaining stockholders is dependent upon the net asset value of the Company’s common stock at the time of redemption. Pursuant to the Company’s share redemption program, the share redemption price shall initially be equal to the net investment amount of our shares, however, the Company will generally not redeem any shares that have not been held for at least a year. Additionally, once our board of directors approves an estimated net asset value per share, the per share price for the repurchase of a given class of shares shall be equal to the then-current estimated net asset value per share for such class of shares. Considering that redemptions will not be made during the Company’s first year (other than redemptions upon death of a stockholder) and if at any point the Company determines an estimated net asset value per share, the redemption price will adjust accordingly, we do not believe it is necessary to include the requested risk factor until after the first anniversary of our public offering. Nonetheless, in response to your comment we have included an additional risk factor on page 25 of our prospectus addressing the potential dilutive effect share redemptions could have on remaining shareholders. We respectfully request that you clear this comment.

Estimated Use of Proceeds, page 55

5.    We note your disclosure on pages 5, 173, and in footnote 4 on page 56 that your advisor will fund 1.5% of the gross offering proceeds from the sale of Class W shares only towards the payment

Mr. Coy Garrison

December 5, 2016

of organization and offering expenses. We also note your disclosure on pages 16 and 87 that your advisor will fund 1.15% of gross offering proceeds from the sale of Class W shares only towards the payment of organization and offering expenses. We further note that the table on page 56 suggests that your advisor will fund 1.15% of the gross offering proceeds from the sale of Class W shares only towards the payment of organizational and offering expenses. Please revise your disclosure throughout to reconcile these apparent discrepancies.

RESPONSE:    We have revised the disclosures on pages 5, 56, 173, and elsewhere in the prospectus to reflect that the advisor will fund 1.15% of gross offering proceeds from the sale of Class W shares only towards the payment of organization and offering expenses. We respectfully request that you clear this comment.

Compensation, page 86

6.    We note your response to comment 15 that there will be no acquisition fee in this offering, yet we continue to note references to an acquisition fee in the filing, including on pages 57, 91, and 98. Please remove all references to acquisition fees.

RESPONSE:    We note that the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts (the “NASAA REIT SOP”) explicitly references acquisition fees and contains limitations on those acquisition fees. One requirement of the NASAA REIT SOP is that total acquisition fees and acquisition expenses must be reasonable and generally may not exceed 6% of the contract price of the property. It is for this reason that the prospectus continues to reference this limit on acquisition fees on pages 57 and 91. We believe it appropriate to include these references to the acquisition fees given the explicit references to and limits on such fees contained in the NASAA REIT SOP. We also note that the acquisition fee mentioned on page 98 refers to the fee paid by other programs who may be affiliates of our advisor, and not to any acquisition fee to be paid to the Issuer’s advisor. We have revised our disclosure in the Management Compensation section on page 88 regarding acquisition expenses to reflect that the Issuer does not intend to pay its advisor any acquisition fees. Accordingly, we respectfully request that you clear this comment.

7.     Please clarify the form(s) of payment to be received by the Advisor by virtue of its special limited partnership interest with respect to the Subordinated Share of Net Sale Proceeds and Subordinated Distribution Due Upon Extraordinary Transaction.

RESPONSE:    Please see the language added on pages 89 and 90 of the prospectus to clarify the forms of payment to be received by the Advisor by virtue of its special limited partnership interest with respect to the Subordinated Share of Net Sale Proceeds and Subordinated Distribution Due Upon Extraordinary Transaction. We respectfully request that you clear this comment.

8.    We note that in certain situations, the Subordinated Distribution Due Upon Termination of the Advisory Agreement and the Subordinated Incentive Listing Distribution may be paid in operating partnership units or shares of your common stock. Please describe how you will value the operating partnership units or shares of your common stock in connection with such payments, as well as any other subordinated fees payable in operating partnership units or shares of your common stock.

RESPONSE:    Please see the language added on pages 89 and 90 of the prospectus which describes how we will value the operating partnership units or shares of our common stock in connection with payments pursuant to the Subordinated Distribution Due Upon Termination and the Subordinated Incentive Listing Distribution. We respectfully request that you clear this comment.

Mr. Coy Garrison

December 5, 2016

9.    We note your disclosure on page 89 that payment of the promissory note will be deferred until you receive net proceeds from the sale or refinancing of properties held at the termination date. We also note your disclosure in footnote 10 on page 92 that “[a]ny amounts otherwise payable to the advisor pursuant to the promissory note that is not paid at the date of sale because investors have not received their required minimum returns will be deferred and paid at such time as the subordination conditions have been satisfied.” Please revise to describe what subordination conditions have to be satisfied prior to the repayment of the promissory note and how the required minimum returns are calculated (e.g. as of the date of the sale or as of the termination date).

RESPONSE:    Please see the language added to footnote 10 on page 93 to reflect how the required minimum returns are calculated and what subordination conditions have to be satisfied prior to the repayment of the promissory note. We respectfully request that you clear this comment.

Plan of Distribution

Compensation of Dealer Manager and Participating Broker-Dealers, page 169

10.    We note your response to comment 17. Please also disclose the maximum amount of possible purchases of Class A shares that your directors and officers, as well as directors, officers and employees of your advisor or its affiliates, including sponsors and consultants, can make in the offering.

RESPONSE:    Please see the language added on page 171 of the prospectus clarifying that, except for certain share ownership restrictions contained in our charter, there is not a maximum amount of possible purchases of Class A shares that our directors and officers, as well as directors, officers and employees of our advisor and its affiliates, including sponsors and consultants, can make in the offering. We respectfully request that you clear this comment.

Strategic Storage Trust IV, Inc. and Subsidiaries Notes to Consolidated Financial Statement

Note 3. Related Party Transactions

Dealer Management Agreement, page F-12

11.    We note your response to prior comment 20. Please revise your notes to consolidated financial statement to clarify your accounting policy regarding stockholder servicing fees and dealer manager servicing fees in line with your response.

RESPONSE: In response to this comment, we have revised our notes to consolidated financial statement to clarify our accounting policy regarding stockholder servicing fees and dealer manager servicing fees in line with our prior response. We respectfully request that you clear this comment.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

cc:    Ms. Paula Mathews